JPM SERIES TRUST (THE "TRUST")
               RULE 18F-3 PLAN - CALIFORNIA BOND FUND (THE "FUND")


         Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended, requires that the Board of an investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangements and expense allocations of each class and any related conversion features or exchange privileges. The differences in shareholder services and expenses among these classes of shares, and the exchange features of each class, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of the Trust, by action of the Board of the Trust.

         The Board, including a majority of the non-interested Board members of the Trust, has determined that the following Plan is in the best interests of each class individually and the Fund and the Trust as a whole:

         1. Class Designation: Fund shares shall be divided into JPM Pierpont Shares and JPM Institutional Shares.

         2. Differences in Services. Morgan Guaranty Trust Company of New York ("Morgan"), under a Shareholder Servicing Agreement with the Trust, acting directly or through an agent, will provide account administration and personal and account maintenance services to Fund shareholders. These services include but are not limited to assisting in the maintenance of accurate account records; processing orders to purchase and redeem shares of the Fund; responding to shareholder inquiries regarding account status and history, the manner in which purchases and redemptions of Fund shares may be effected and certain other matters pertaining to the Fund; assisting customers in designating and changing dividend options, account designations and addresses; providing necessary personnel and facilities to coordinate the establishment and maintenance of shareholder accounts and records with the Fund's transfer agent; transmitting purchase and redemption orders to the Fund's transfer agent and arranging for the wiring or other transfer of funds to and from customer accounts in connection with orders to purchase or redeem shares; verifying purchase and redemption orders, transfers among and changes in accounts; informing the Fund's distributor of the gross amount of purchase orders for Fund shares; and providing other related services. A more extensive array of personalized shareholder services will be available to holders of Pierpont Shares. For these services, Morgan will be paid at an annual rate of .05% and .25% of the average daily net assets of the JPM Institutional Shares and the JPM Pierpont Shares, respectively. Support services may also be provided by financial institutions, financial advisers and qualified plans to customers and plan participants who beneficially own JPM Pierpont Shares or JPM Institutional Shares.

         3. Differences in Purchase and Sale Arrangements: JPM Pierpont Shares are made available to the general public. JPM Institutional Shares are designed for institutional investors and are available for purchase by financial institutions investing on behalf of their customers and by qualified plans that make the Fund an investment option for plan participants. The initial investment and subsequent investment minimums applicable with respect to the JPM Institutional Shares will generally be higher than the initial investment and subsequent investment minimums applicable with respect to the JPM Pierpont Shares.

         4. Expense Allocation: Fees under the Shareholder Servicing Agreement with Morgan will be allocated, to the extent practicable, on a class-by-class basis. The shareholder servicing fees which are attributable to a particular class will be charged directly to the net assets of the particular class and, thus, borne on a pro rata basis by the outstanding shares of that class. All


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other Fund fees and expenses will be allocated in proportion to the net assets of the Fund and will be borne on a pro rata basis by the outstanding shares of the Fund, regardless of class.

         5. Conversion Features: No class shall be subject to any automatic conversion feature.

         6. Exchange Privileges: JPM Pierpont Shares shall be exchangeable only for shares of (a) the same class of other investment companies advised by Morgan, and (b) any JPM Pierpont Fund. JPM Institutional Shares shall be exchangeable only for shares of (i) the same class of other investment companies advised by Morgan, and (ii) any JPM Institutional Fund.

         7. Additional Information: This Plan is qualified by and subject to the terms of the then current prospectus for the applicable class; PROVIDED, HOWEVER, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The prospectus for each class contains additional information about that class and the Fundrquote s multiple class structure.